VIA EDGAR Correspondence

February 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ruairi Regan, Division of Corporation Finance, Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the “Company”)

Registration Statement on Form S-3 filed January 28, 2019
File No. 333-229382

Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Monday, February 11, 2019, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

Yours very truly,

URANIUM ENERGY CORP.

Per:	/s/ Pat Obara

Name: Pat Obara

Title: Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)